UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Nielsen, Robert A.
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Group President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |1/31/2|M   | |16,666            |A  |$13.00     |                   |D     |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |1/31/2|M   | |16,666            |A  |$21.3125   |                   |D     |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |1/31/2|S   | |33,332            |D  |$49.7133   |30,346 (1)         |D     |                           |
                           |000   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |4,160 (1)          |I     |By Child (2)               |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option (Right to Buy) |$13.00 (|1/31/|M   | |16,666 (3) |D  |(4)  |11/16|Class A Comm|16,666 |       |16,668 (3)  |D  |            |
                      |3)      |2000 |    | |           |   |     |/  20|on Stock    |(3)    |       |            |   |            |
                      |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Option (Right to Buy) |$21.3125|1/31/|M   | |16,666 (5) |D  |(6)  |9/5/2|Class A Comm|16,666 |       |33,334 (4)  |D  |            |
                      | (5)    |2000 |    | |           |   |     |006  |on Stock    |(5)    |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. On June 2, 1999, the Class A Common Stock of the Issuer split 2-for-1. Accordingly, the Reporting Person acquired 15,173 additional shares of Class A Common Stock and his child acquired 2,080 additional shares of Class A Common Stock.
2. The Reporting Person disclaims beneficial ownership of shares owned by his child.
3. This option was previously reported as covering 25,000 shares of Class A Common Stock at an exercise price of $26.00 per share, but was adjusted to reflect the 2-for-1 stock split on June 2, 1999.
4. The employee stock option is exercisable in three substantially equal annual installments beginning on January 1, 1999.
5. This option was previously reported as covering 25,000 shares of Class A Common Stock at an exercise price of $42.625 per share, but was adjusted to reflect the 2-for-1 stock split on June 2, 1999.
6. The employee stock option is exercisable in three substantially equal annual installments beginning on January 1, 2000.
SIGNATURE OF REPORTING PERSON
Robert A. Nielsen
DATE
02/02/2000